United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2006

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

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SUMMARY OF THE MINUTES OF AN ORDINARY MEETING OF THE

BOARD OF DIRECTORS

Date, place and time:

September 25, 2006, at 10:00am, in the Company's branch offices at Av. Brigadeiro Faria Lima nº 2.277, 3rd (part) and 4th floor, in the City of São Paulo - SP.

Quorum:

Responding to a formal invitation, the following Board members attended the meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Thomas de Mello e Souza, Raul Calfat, Álvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling. José Luiz Braga, General Counsel, acted as Secretary.

Summary of the Deliberations:

1.	Permanent authorization for the Board of Officers to dispose of or create liens on real estate property of the Company

1.1.	Considering the rule set forth in Section 16, VII, of the Company's By-Laws, the Board of Directors decided to authorize the Board of Officers, on a permanent basis, to dispose of real estate property of the Company or criate liens on such property by offering them as guarantee of the Company's own debts in judicial or administrative proceedings. Such authorization is limited to real estate property with no greater than 500ha of area and which market value is no greater than 0.05% of the Company's Net Equity as stated in the closing balance sheet of the fiscal year immediately preceding the transaction. The Board of Officers shall periodically submit to the Audit Committe, at the relevant meetings, an updated report of the transactions performed pursuant to this decision. Considering the approval set forth above, the Company is hereby authorized to execute and deliver any and all documents related to the transactions described herein. Any acts already performed are hereby ractified.

2.	Designation of new members of the Taxation and Strategic Committees

2.1.	The Chairman informed that the Board Member Luiz Aranha Corrêa do Lago resigned from his duties as a member of the Company's Taxation and Strategic Committees. The Board of Directors decided to designate Mr. Ignácio Ferras de Sá Freire Junior and the alternate Board Member Carlos Jurgen Temke to replace Mr. Corrêa do Lago in the Taxation Committee and in the Strategic Commitee, respectively.

Closing:

The resolutions were decided with the unanimous approval of the Board members present. Since there was no further business, the Meeting was closed, with the drawing up of these Minutes, signed by those present. São Paulo, September 25, 2006. (Signatures) Carlos Alberto Vieira -Chairman; José Luiz Braga - Secretary; Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Thomas de Mello e Souza, Raul Calfat, Álvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling.

This is a faithful representation of the original, contained in the corporate register.

José Luiz Braga Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 05, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer